================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


                               (AMENDMENT NO. ___)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                             BARNEYS NEW YORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE                   06808T 107
--------------------------------------------------------------------------------
(Title of class of securities)                         (CUSIP number)

                              DAVID A. STRUMWASSER
                          WHIPPOORWILL ASSOCIATES, INC.
                                11 MARTINE AVENUE
                          WHITE PLAINS, NEW YORK 10606
                                 (914) 683-1002
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 March 23, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 21 Pages)

================================================================================

NY2:\883469\06\$X_T06!.DOC\80845.0001

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 2 of 21
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 WHIPPOORWILL ASSOCIATES, INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            5,536,391
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                              -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                      5,536,391
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                 5,536,391
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                       [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        39.4%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                 IA; CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 3 of 21
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 SHELLEY F. GREENHAUS
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  5,000
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            5,536,391
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             5,000
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       5,536,391
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  5,541,391
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         39.4%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 4 of 21
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 DAVID A. STRUMWASSER
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  5,000
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            5,536,391
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             5,000
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       5,536,391
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  5,541,391
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         39.4%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 5 of 21
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 SHELBY S. WERNER
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  5,000
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            5,536,391
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             5,000
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       5,536,391
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  5,541,391
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         39.4%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 6 of 21
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 VEGA PARTNERS, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                               81,299
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                          81,299
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                     81,299
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.6%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      PN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 7 of 21
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 VEGA PARTNERS II, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                              527,443
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                         527,443
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                    527,443
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          4.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      PN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 8 of 21
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 VEGA PARTNERS III, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            1,399,356
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       1,399,356
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  1,399,356
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         10.6%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      PN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 9 of 21
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 VEGA PARTNERS IV, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                              800,298
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                         800,298
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                   800,298
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          6.1%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      PN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 10 of 21
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 WHIPPOORWILL PARTNERS, L.P.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            2,199,654
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       2,199,654
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  2,199,654
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         16.5%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      PN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 11 of 21
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 VEGA OFFSHORE FUND LTD.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            British Virgin Islands
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                              265,863
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                         265,863
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                    265,863
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          2.0%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 12 of 21
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 WHIPPOORWILL PROFIT SHARING PLAN
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              New York, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                9,800
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           9,800
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                      9,800
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.1%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      EP
----------------------    -------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The title and class of equity security to which this Statement on
Schedule 13D relates is the common stock, par value $0.01 per share ("Common Stock"), of Barneys New York, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 575 Fifth Avenue, New York, New York 10017.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by and on behalf of Whippoorwill Associates, Inc. ("Whippoorwill"), Shelley F. Greenhaus ("Mr. Greenhaus"), David
A. Strumwasser ("Mr. Strumwasser"), Shelby S. Werner ("Ms. Werner"), Vega Partners, L.P., Vega Partners II, L.P., Vega Partners III, L.P., Vega Partners IV, L.P., Whippoorwill Partners, L.P., Vega Offshore Fund Ltd. and Whippoorwill Profit Sharing Plan.

         Whippoorwill is a Delaware corporation with its principal business address and principal office located at 11 Martine Avenue, White Plains, New York 10606. The principal business of Whippoorwill, which is registered with the Securities and Exchange Commission as an investment adviser, is to provide discretionary investment advisory services.

         The business address of Mr. Greenhaus, Mr. Strumwasser and Ms. Werner is c/o Whippoorwill. Mr. Greenhaus is a principal, stockholder, President and Managing Director of Whippoorwill. Mr. Strumwasser is a principal, stockholder, Managing Director and General Counsel of Whippoorwill. Ms. Werner is a principal, stockholder, Vice President and Managing Director of Whippoorwill. Mr. Greenhaus, Mr. Strumwasser and Ms. Werner are citizens of the United States of America. Messrs. Greenhaus and Strumwasser and Ms. Werner are the sole executive officers and directors of Whippoorwill.

         Each of Vega Partners L.P., Vega Partners II, L.P., Vega Partners III, L.P., Vega Partners IV, L.P. and Whippoorwill Partners, L.P. is a Delaware limited partnership principally involved in the business of investing in securities. The address of the principal place of business and office of each of Vega Partners L.P., Vega Partners II, L.P., Vega Partners III, L.P., Vega Partners IV, L.P. and Whippoorwill Partners, L.P. is c/o Whippoorwill. Whippoorwill is the general partner of each of Vega Partners L.P., Vega Partners II, L.P. and Whippoorwill Partners, L.P. Whippoorwill Partners, L.P. is the general partner of each of Vega Partners III, L.P. and Vega Partners IV, L.P.

         Vega Offshore Fund Ltd. is a corporation organized under the law of the British Virgin Islands principally involved in the business of investing in securities. The address of its principal place of business and office is c/o Whippoorwill. The officers and directors of Vega Offshore Fund Ltd. are Mr. Greenhaus (director), Margaret Every (director and Vice President) and Christopher Wetherhill (director and President). The business address of Ms. Every and Mr. Wetherhill is c/o Hemisphere Management Limited, Hemisphere House, 9 Church Street, P.O. Box HM951, Hamilton HMDX, Bermuda.

         Whippoorwill Profit Sharing Plan is a New York Trust principally involved in the business of investing in securities for the benefit of employees and principals of Whippoorwill. The address of its principal place of business and office is c/o Whippoorwill.

         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Shares of Common Stock were issued to Whippoorwill for its discretionary and managed accounts (x) in exchange for approximately $66,775,000 in certain allowed general unsecured claims held by it against Barney's, Inc. ("Barneys") and certain of its affiliates, (y) pursuant to Whippoorwill's exercise of rights to subscribe for 3,327,057 shares of Common Stock at an aggregate exercise price of $28,878,854.60, and (z) pursuant to Whippoorwill's exercise of an option to purchase 288,061 shares of Common Stock at an exercise price of $2,500,000, all pursuant to Barneys' Second Amended Joint Plan of Reorganization, dated November 13, 1998, as supplemented and as confirmed on December 21, 1998 by the United States Bankruptcy Court for the Southern District of New York (the "Plan"). In addition, warrants (the "Warrants") to purchase 236,293 shares of Common Stock at an exercise price of $8.68 per share were issued to Whippoorwill pursuant to the Plan. The source of the funds used by Whippoorwill to purchase the securities (including shares and Warrants purchased on the open market) were investment accounts for which Whippoorwill has discretionary authority and acts as general partner or investment manager.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.

         Whippoorwill and Bay Harbour Management L.C. ("Bay Harbour") are parties to a Stockholders Agreement, dated as of November 13, 1998 (the "Stockholders Agreement"), which sets forth their agreement with respect to certain matters relating to the shares of Common Stock held by them. Pursuant to the Stockholders Agreement, each of Whippoorwill and Bay Harbour have agreed to
(i) restrict the transferability of such shares prior to January 28, 2000, (ii) grant rights of first offer as well as tag along rights in the event of a transfer of shares, (iii) grant the other the right to participate in an acquisition of additional shares of Common Stock by either of them, and (iv) give the other a right of first refusal to purchase shares of Common Stock which either of them has requested the Company to register pursuant to the Registration Rights Agreement referred to in Item 6 below. In addition, Whippoorwill and Bay Harbour have agreed to take all actions necessary to elect the three designees of each, one designee of Isetan Company Ltd., the chief executive officer of the Company and three independent directors, to the Board of Directors of the Company. The Stockholders Agreement also generally prohibits each of Whippoorwill and Bay Harbour from voting the shares of Common Stock held by it in favor of amending the Company's Certificate of Incorporation or Bylaws or a sale of the Company without the consent of the other. The number of shares indicated as being beneficially owned by Whippoorwill does not include the shares of Common Stock held by Whippoorwill which are the subject of the Stockholders Agreement and with respect to which Whippoorwill disclaims beneficial ownership.

         Pursuant to a stockholders agreement dated as of February 1, 2000, Whippoorwill, Bay Harbour and Allen I. Questrom ("Mr. Questrom") have agreed to provide each other certain co-sale rights in connection with any sales of their Common Stock. Mr. Questrom also agreed to vote half of his shares as directed by Whippoorwill and half as directed by Bay Harbour.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of March 23, 2000, the Reporting Persons beneficially owned the number of shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 13,076,144, being based on the number of shares outstanding as of the close of business on January 29, 2000):

Name                               Number of Shares          Percent of Class
----                               ----------------          ----------------

Whippoorwill Associates, Inc.        5,536,391  (1)               39.4%
Shelley F. Greenhaus                 5,541,391  (1)               39.4%
David A. Strumwasser                 5,541,391  (1)               39.4%
Shelby S. Werner                     5,541,391  (1)               39.4%
Vega Partners, L.P.                     81,299  (2)                0.6%
Vega Partners II, L.P.                 527,443  (3)                4.0%
Vega Partners III, L.P.              1,399,356  (4)               10.6%
Vega Partners IV, L.P.                 800,298  (5)                6.1%
Whippoorwill Partners, L.P.          2,199,654  (6)               16.5%
Vega Offshore Fund Ltd.                265,863  (7)                2.0%
Whippoorwill Profit Sharing Plan         9,800  (8)                0.1%

-----------------

(1) Includes 294,230 shares of Common Stock issuable upon exercise of the Warrants.

(2) Includes 6,516 shares of Common Stock issuable upon exercise of the Warrants.

(3) Includes 22,862 shares of Common Stock issuable upon exercise of the Warrants.

(4) Includes 85,436 shares of Common Stock issuable upon exercise of the Warrants.

(5) Includes 40,045 shares of Common Stock issuable upon exercise of the Warrants.

(6) Includes 125,481 shares of Common Stock issuable upon exercise of the Warrants.

(7) Includes 21,297 shares of Common Stock issuable upon exercise of the Warrants.

(8) Includes 661 shares of Common Stock issuable upon exercise of the Warrants.

         For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (a) Mr. Greenhaus, Mr. Strumwasser and Ms. Werner, as the sole directors and executive officers of Whippoorwill, may be deemed to beneficially own all shares of the Common Stock that are owned beneficially by Whippoorwill. Each of Mr. Greenhaus, Mr. Strumwasser and Ms. Werner disclaim beneficial ownership of such shares for all other purposes. The number of shares indicated as being beneficially owned by Whippoorwill includes 402,229 shares of Common Stock beneficially owned by Mr. Questrom pursuant to options which are the subject of a stockholders agreement dated as of February 1, 2000, pursuant to which Mr. Questrom agreed to vote such shares at the direction of Whippoorwill. Each of Messrs. Greenhaus and Strumwasser and Ms. Werner beneficially own 5,000 shares of Common Stock issuable upon exercise of options under the Company's Stock Option Plan for Non-Employee Directors.

         Whippoorwill Partners, L.P., as the general partner of each of Vega Partners III, L.P. and Vega Partners IV, L.P., may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares of Common Stock of which Vega Partners III, L.P. and Vega Partners IV, L.P. may be deemed to possess direct beneficial ownership. Each of Messrs. Strumwasser and Greenhaus and Ms. Werner, as shareholders, officers and directors of Whippoorwill Partners, L.P. may be deemed to beneficially own shares of Common Stock which Vega Partners III, L.P. and Vega Partners IV, L.P. may be deemed to beneficially own. Each of Messrs. Strumwasser and Greenhaus and Ms. Werner disclaims beneficial ownership of such shares for all other purposes.

         Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any securities of the Company or presently has a right to acquire any securities of the Company.

         (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         (c) Except for the transaction described in Item 4 hereof, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, except the dividends from, or proceeds from the sale of shares of Common Stock in each respective account managed by Whippoorwill and the investment partnerships for which Whippoorwill acts as an investment advisor or for which Whippoorwill has discretionary authority, will be delivered into each such respective account or to such investment partnership, as the case may be. Other than as described in Item 5 hereof, no such individual account, investment partnership or limited partner thereof has an interest in shares of Common Stock reported in this Schedule 13D representing more than five percent of the Common Stock outstanding, except for The President and Fellows of Harvard College.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Whippoorwill, Bay Harbour and the Company are parties to a Registration Rights Agreement, dated as of January 28, 1999 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, each of Whippoorwill and Bay Harbour may make a written request of the Company for registration with the Securities and Exchange Commission under and in accordance with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), of all or part of their registrable securities, which include the Common Stock (a "Demand Registration"). Each of Whippoorwill and Bay Harbour shall be entitled to two (2) Demand Registrations and unlimited piggyback and short form registrations.

         In addition, the response to Item 4 hereof is incorporated herein by reference.

         Except as described above, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company
(a) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (b) between (i) the Reporting Persons and, to the best of their knowledge, any of the persons identified pursuant to Item 2 above and (ii) any other person, other than the agreements filed hereof as Exhibits 1 and 2.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Stockholders Agreement, dated as of February 1, 2000, among Bay Harbour Management L.C., Whippoorwill Associates, Inc. and Allen Questrom.

EXHIBIT 2 Restated Stockholders Agreement, effective as of November 13, 1998, between Bay Harbour Management L.C. and Whippoorwill Associates, Inc.

EXHIBIT 3 Registration Rights Agreement, dated as of January 28,, 1999, by and among Barneys New York, Inc. and the Holders party thereto.

EXHIBIT 4 Amendment No. 1 to Registration Rights Agreement, dated as of February 1, 2000.

EXHIBIT 5 Joint Filing Agreement, dated March 27, 2000, and among Whippoorwill Associates, Inc., Shelley F. Greenhaus, David A. Strumwasser, Shelby S. Werner, Vega Partners, L.P., Vega Partners II, L.P., Vega Partners III, L.P., Vega Partners IV, L.P., Vega Offshore Fund Ltd. and Whippoorwill Profit Sharing Plan.

                                   SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated as of:  March 27, 2000      WHIPPOORWILL ASSOCIATES, INC.



                                  By: /s/ Shelley F. Greenhaus
                                      --------------------------------
                                        Name:  Shelley F. Greenhaus
                                        Title: Managing Director



                                         /s/ Shelley F. Greenhaus
                                        -------------------------
                                             SHELLEY F. GREENHAUS


                                        /s/ David A. Strumwasser
                                        -------------------------
                                            DAVID A. STRUMWASSER


                                        /s/ Shelby S. Werner
                                        -------------------------
                                            SHELBY S. WERNER


                                  VEGA PARTNERS, L.P.

                                  By:  WHIPPOORWILL ASSOCIATES, INC.,
                                          as General Partner


                                        By:/s/ Shelley F. Greenhaus
                                           -------------------------
                                           Name:  Shelley F. Greenhaus
                                           Title: Managing Director


                                  VEGA PARTNERS II, L.P.

                                  By:  WHIPPOORWILL ASSOCIATES, INC.,
                                          as General Partner


                                        By:/s/ Shelley F. Greenhaus
                                           -------------------------
                                           Name:  Shelley F. Greenhaus
                                           Title: Managing Director

                                  VEGA PARTNERS III, L.P.

                                  By:  WHIPPOORWILL ASSOCIATES, INC.,
                                         as Agent


                                        By:/s/ Shelley F. Greenhaus
                                           -------------------------
                                           Name:  Shelley F. Greenhaus
                                           Title: Managing Director


                                  VEGA PARTNERS IV, L.P.

                                  By:  WHIPPOORWILL ASSOCIATES, INC.,
                                          as Agent


                                        By:/s/ Shelley F. Greenhaus
                                           -------------------------
                                           Name:  Shelley F. Greenhaus
                                           Title: Managing Director


                                  VEGA OFFSHORE FUND LTD.

                                  By:  WHIPPOORWILL ASSOCIATES, INC.,
                                          as Agent


                                        By:/s/ Shelley F. Greenhaus
                                           -------------------------
                                           Name:  Shelley F. Greenhaus
                                           Title: Managing Director


                                  WHIPPOORWILL PROFIT SHARING PLAN

                                  By:  WHIPPOORWILL ASSOCIATES, INC.,
                                          as Agent


                                        By:/s/ Shelley F. Greenhaus
                                           -------------------------
                                           Name:  Shelley F. Greenhaus
                                           Title: Managing Director

                                  WHIPPOORWILL PARTNERS, L.P.


                                  By:  WHIPPOORWILL ASSOCIATES, INC.,
                                        as [General Partner]

                                        By:/s/ Shelley F. Greenhaus
                                           -------------------------
                                           Name:  Shelley F. Greenhaus
                                           Title: Managing Director

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NUMBER      DESCRIPTION
--------------      -----------
EXHIBIT 1 Stockholders Agreement, dated as of February 1, 2000, among Bay Harbour Management L.C., Whippoorwill Associates, Inc. and Allen Questrom.

EXHIBIT 2 Restated Stockholders Agreement, effective as of November 13, 1998, between Bay Harbour Management L.C. and Whippoorwill Associates, Inc.

EXHIBIT 3 Registration Rights Agreement, dated as of January 28,, 1999, by and among Barneys New York, Inc. and the Holders party thereto.

EXHIBIT 4 Amendment No. 1 to Registration Rights Agreement, dated as of February 1, 2000.

EXHIBIT 5 Joint Filing Agreement, dated March 27, 2000, and among Whippoorwill Associates, Inc., Shelley F. Greenhaus, David A. Strumwasser, Shelby S. Werner, Vega Partners, L.P., Vega Partners II, L.P., Vega Partners III, L.P., Vega Partners IV, L.P., Vega Offshore Fund Ltd. and Whippoorwill Profit Sharing Plan.